[redacted]

10027746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

SEC FILE NUMBER
8- 22338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFC Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bay Club Drive, Apt. 4LE
(No. and Street)

Bayside (City) NY (State) 11360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil Sumner (212) 928-1930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sumner, Neil
(Name – *if individual, state last, first, middle name*)

115 West 29th St., Ste 603 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFC Equities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

NADINE SCHIFTER
Notary Public, State of New York
No. 01SC5063790
Qualified in Queens County
Commission Expires July 29, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: CFC Equities, LLC [13]

SEC FILE NO.: 8-22338 [14]

FIRM I.D. NO.: 11-3579179 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2 Bay Club Drive, Apt. 4LE [20]
(No. and Street)

Bayside [21] NY [22] 11360 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/09 [24]

AND ENDING (MM/DD/YY): 12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Sumner [30]

(Area Code) — Telephone No.

(212) 938-1930 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sumner, Neil [70]

ADDRESS

115 W. 29th Street, #603 [71]	New York [72]	New York [73]	10001-5060 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

CFC Equities, LLC

Financial Statements Pursuant to Rule 17a-5 and Independent Auditor's Report
For the Year Ended December 31, 2009

CFC Equities, LLC

Contents

December 31, 2009

SUMNER CPA

P:212-938-1930
F:212-695-4434
www.sumnercpa.com

INDEPENDENT AUDITOR'S REPORT

Mr. Samuel Weiss, Sole Member
CFC Equities, LLC
2 Bay Club Drive, # 4LE
Bayside, NY 11360

I have audited the accompanying statement of financial condition of CFC Equities, LLC, a single member limited liability company (the Company) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects the financial position of CFC Equities, LLC as of December 31, 2009 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 12, 2010

NEIL SUMNER, CPA

115 West 29th Street - Suite 603 - New York, NY 10001-5060

CFC Equities, LLC
Statement of Financial Condition
Year Ended December 31, 2009

Assets

Cash	119,974
Commission receivables from investment companies	13,802
Equipment (net of accumulated depreciation $968)	415
Total assets	$134,191

Liabilities and Member's Equity

Accrued expenses and other liabilities	500
Total liabilities	500
Member's equity	133,691
Total liabilities and member's equity	$134,191

See notes to financial statements.

CFC Equities, LLC
Statement of Income
Year Ended December 31, 2009

Revenues:	
Commissions from sale of investment company shares	100,708
Interest income	23
Total revenues	$100,731
Expenses:	
Regulatory fees	5,259
Legal and other professional fees	13,895
Selling expenses	6,091
Transportation	2,899
Insurance	4,688
Office & postage	9,394
Telephone	1,712
Depreciation	277
Total expenses	$44,215
Net Income	$56,516

See notes to financial statements.

CFC Equities, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Commissions received from investment companies	98,606
Interest received	23
Operating expenses	(45,027)
Net cash provided by operating activities	53,602
Cash flows from financing activities:	
Withdrawals by member	(32,040)
Net cash used in financing activities	(32,040)
Net increase in cash	21,562
Cash and cash equivalents - beginning of year	98,412
Cash and cash equivalents - end of year	119,974
Reconciliation of net income to net cash provided by (used in) operating activities:	
Net income	56,516
Adjustment to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	277
Decrease (increase) in	
Commission receivables from investment companies	(2,102)
Increase (decrease) in	
Accrued expenses and other liabilities	(1,089)
Net cash provided by operating activities	53,602

See notes to financial statements.

CFC Equities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2009

Member's equity, January 1, 2009	$109,215
Add: Net Income	56,516
Less: Distributions	(32,040)
Member's Equity, December 31, 2009	$133,691

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2009

Balance, January 1, 2009	$-0-
Increases and (decreases)	-0-
Balance, December 31, 2009	$-0-
Balance, December 31, 2008	

See notes to financial statements.

Organization and Nature of Business

CFC Equities, LLC (the "Company") is a broker-dealer registered with the SEC and the FINRA. The Company is a single member LLC established under the laws of the State of New York on December 6, 2000 with a dissolution date of 2030. The operations of the Company primarily consist of selling investment company shares to customers and receiving commission from the investment companies.

Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission revenues and related expenses are recorded on a trade-date basis as investment company shares are purchased.

Income Taxes

The Company as a single member LLC is a disregarded entity for federal income tax purposes. Income tax related to Company's net income is assessed to the sole member of the LLC and is reported by the member on the member's individual tax returns.

The Company adopted FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, as of January 1, 2009. FIN 48 has subsequently been codified in Topic 740 in FASB Accounting Standards Codification. There was no impact of adopting FIN 48 on the Company's financial statements. The Company has no liability for uncertain tax positions under FIN 48 as of December 31, 2009.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less, that arc not held for sale in the ordinary course of business.

Concentrations of credit and other risks

The Company transacts with a commercial bank and cash balances held at the bank may from time to time exceed federally insured limits.

The Company earns commission revenue from three investment companies, each account for more than 10% of total revenues and cumulatively they account for approximately 75% of the total revenues earned in 2009. The Company has no client account as of December 31, 2009, that has assets under company's management that exceed 10% of total assets managed by Company.

Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the SEC Uniform Net Capital Rule (SEC Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is exempt from SEC Rule 15c3-3 as it does not carry customers' accounts.

At December 31, 2009, the Company had net capital of $119,474 which was $114,474 in excess of its required net capital of $5,000. The Company's net capital ratio was .004 to 1.

Subsequent Events

Management has evaluated through February 12, 2010, for recognition and disclosure of subsequent events, which is also the date when the financial statements have been issued.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

CFC Equities, LLC
Computation of Net Capital
December 31, 2009

Total ownership equity from Statement of Financial Condition		$133,691
Less: Non-allowable assets		($14,217)
Net Capital before haircuts		$119,474
Less: Haircut on securities		$0
Net Capital		$119,474
Net capital requirement, being greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required (6.67% of aggregate indebtedness $500)	$33	$5,000
Excess net capital		$114,474

Computation of Aggregate Indebtedness

Total liabilities per Statement of Financial Condition	$500
Total aggregate indebtedness	$500
Percentage of aggregate indebtedness to net capital	0.4185%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0.4168%

See notes to financial statements.

CFC Equities, LLC
Reconciliation of Net Capital with Focus Report
December 31, 2009

Net capital as reported	$119,624
Audit adjustments:	
Deduct: Increase in accrued Expenses	(150)
Net capital - Accrual basis, audited report	$119,474

See notes to financial statements.

SUMNER CPA

P:212-938-1930
F:212-695-4434
www.sumnercpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Mr. Samuel Weiss, Sole Member
CFC Equities, LLC
2 Bay Club Drive, # 4LE
Bayside, NY 11360

In planning and performing our audit of the financial statements of CFC Equities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
>
> Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

115 West 29th Street - Suite 603 - New York, NY 10001-5060

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in

the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 12, 2010

NEIL SUMNER, CPA